Aflease Gold and Uranium Resources Limited.
Common Shares
E00006146
October 6, 2005


CUSIP E00006146
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 34,653,485

6. n/a

7. 34,653,485

8. n/a

9.  n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Aflease Gold and Uranium Resources Limited.
(b) Block A, Empire Park
    55 Empire Road
    Parktown, 2193
    South Africa

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) E00006146

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 34,653,485
    (ii) n/a
    (iii) 34,653,485
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
October 6, 2005
Neal Nenadovic
Chief Financial Officer